                                                                 Exhibit (a)(10)

MARRIOTT INTERNATIONAL COMPLETES ACQUISITION
OF RENAISSANCE HOTEL GROUP

WASHINGTON, D.C., March 31, 1997 -- Marriott International, Inc. (MAR/NYSE) today announced that it has completed the acquisition of Renaissance Hotel Group N.V. (RHG/NYSE), a premier operator and franchisor of 150 hotels (46,425 rooms) in 38 countries.

The shareholders of the Renaissance Hotel Group received $30 per share in cash. As announced on February 18, Marriott agreed to acquire Renaissance Hotel Group for a total acquisition cost of approximately $1 billion, including transaction costs and existing net debt of Renaissance.

J.W. Marriott, Jr., chairman and chief executive officer of Marriott International, said, "We are very pleased to complete the acquisition of the Renaissance Hotel Group, which adds three premier brands to our lodging business and more than doubles Marriott's presence in markets outside the United States. We have significantly expanded our access to customers in new and emerging markets worldwide with the addition of these powerful brands."

Combined, Marriott and Renaissance Hotel Group currently operate or franchise 1,300 hotels with approximately 275,000 rooms. As part of the acquisition, Marriott has a strategic alliance for future hotel development with the Hong Kong-based New World Development Co., Ltd., the principal Renaissance shareholder prior to the transaction.

Renaissance Hotel Group operates or franchises its hotels and resorts under three well-established brand names: Renaissance is a quality international brand for business and leisure travelers; New World is a quality hotel brand in Asia and the Pacific region; and, Ramada International is a mid-priced lodging brand outside of the United States and Canada. Renaissance Hotel Group also master licenses the Ramada name in the United States and Canada to others under long-term agreements. The company does not have any significant owned real estate.

Of the 30,100,000 Renaissance Hotel Group common stock shares outstanding at the time of Marriott's tender offer, 30,068,599 shares were tendered, including 186,600 shares tendered pursuant to notices of guaranteed delivery. By the tender offer deadline of 12:01 a.m. March 29, 1997, 31,401 shares had not yet been tendered.

MARRIOTT INTERNATIONAL, INC., is the world's leading hospitality company, with approximately 4,700 operating units in the United States and 30 other countries and territories. Major businesses include hotels operated and franchised under the Marriott, Ritz-Carlton, Courtyard, Fairfield Inn, Residence Inn, TownePlace Suites, and Executive Residences brands; vacation ownership resorts; food service and facilities management for clients in business, education and health care, senior living communities and services; and food service distribution. The company is headquartered in Washington, D.C. and has approximately 192,000 employees. For its latest fiscal year, the company reported total sales of $10.2 billion.


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